QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.2

Excerpts of
Conference Call Held on April 2, 2003
That Discuss the Offer

In addition, I'd like to share the following disclosure statement regarding the employee option exchange program, which will be discussed in this call. ISIS PHARMACEUTICALS, INC. HAS NOT COMMENCED THE OFFER TO EXCHANGE THAT IS REFERRED TO IN THIS COMMUNICATION. UPON THE COMMENCEMENT OF THE OFFER TO EXCHANGE, ISIS WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION A COMPLETED SCHEDULE T/O AND RELATED EXHIBITS AND DOCUMENTS, INCLUDING THE OFFER TO EXCHANGE. ALL ISIS OPTIONHOLDERS ELIGIBLE TO PARTICIPATE IN THE OFFER TO EXCHANGE ARE STRONGLY ENCOURAGED TO READ THE SCHEDULE T/O AND RELATED EXHIBITS AND DOCUMENTS, INCLUDING THE OFFER TO EXCHANGE, WHEN THESE BECOME AVAILABLE. THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER TO EXCHANGE. THE SCHEDULE T/O AND RELATED EXHIBITS AND DOCUMENTS WILL BE AVAILABLE WITHOUT CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION WEBSITE AT WWW.SEC.GOV AND WILL BE AVAILABLE WITHOUT CHARGE FROM ISIS TO ALL ISIS OPTIONHOLDERS ELIGIBLE TO PARTICIPATE IN THE OFFER TO EXCHANGE.

* * *

Before Stan describes the status of our research and clinical programs, I'd like to briefly outline the employee option exchange program that we announced today, which is designed to support one of the most significant assets of the company: our employees.

We have taken deliberate steps to make Isis a highly desirable place to work, as evidenced through the company's low turnover rate and the longevity of our senior management team. We've built a team of employees with significant expertise in RNA-based drug discovery and development. A key goal is to ensure retention of key employees. Through our employee stock option exchange program, we believe we have established a program that meets this objective and is sensitive to shareholder concerns.

The plan facilitates the continued alignment of employees and shareholder interests based on the following characteristics:

  •
  The minimum price of the replacement shares will be $5, as the exercise price will be set at either $5 or the closing price of Isis' common stock on the day of the grant, whichever is higher.

  •
  Vesting of the replacement shares restarts upon grant

  •
  The life of the replacement options is shorter, as they expire in approximately 5 years from grant

  •
  The plan that we've announced requires employees to accept fewer lower-priced shares upon surrender of higher priced shares. Options will be exchanged on the basis of the price of the original options. For example, original options with prices greater than $20 can be exchanged on a 3-to-1 ratio: three higher priced options are surrendered in exchange for one lower priced option.

A key shareholder benefit resulting from the plan is the potential to decrease the fully diluted shares outstanding. If all of the outstanding eligible options were exchanged, fully diluted shares would decrease by approximately 3 million shares.

We are pleased to support the retention of our employees with this program, as their contributions are imperative to the ongoing success of the company. We believe that we have the talent, the pipeline and the resources to generate value for shareholders.

QuickLinks

  Exhibit 99.2
Excerpts of Conference Call Held on April 2, 2003 That Discuss the Offer